UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(AMENDMENT NO. ___)*

ALTERNET SYSTEMS INC.
(Name of issuer)

Common Stock $0.00001 par value per share
(Title of class of securities)

 02146M 20 1
(CUSIP number)

June 15, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (1-06)

CUSIP No. 02146M 20 1	13G	Page 2 of 5 Pages

1.    Name of Reporting Person                                     Flow Capital, LLC
       I.R.S. Identification Nos. of above persons (entities only).  26-3463191

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

 3.    SEC Use Only

 4.    Citizenship or Place of Organization                     Florida

Number of	5.	Sole Voting Power 5,902,777*
Shares
Beneficially
Owned by	6.	Shared Voting Power 0
Each
Reporting
Person	7.	Sole Dispositive Power 5,902,777*
With:

	8.	Shared Dispositive Power 0

  9.    Aggregate Amount Beneficially Owned by Each Reporting Person 5,902,777*

 10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)     ☐

 11.  Percent of Class Represented by Amount in Row (9) 9.9%

 12.  Type of Reporting Person (See Instructions)      CO

  *Includes 2,569,444 shares of common stock of Alternate Systems Inc. that are subject to currently exercisable rights to purchase and that are therefore deemed beneficially owned by Flow Capital, LLC under Rule 13d-3.

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Schedule 13G
Under the Securities Exchange Act of 1934

Amendment No.

Item 1.
(a)           Name of Issuer:              Alternet Systems Inc.
(b)           Address of Issuer’s Principal Executive Office
2665 S. Bayshore Drive
Miami, FL 33133

Item 2.
(a)           Name of Person(s) Filing:  Flow Capital, LLC
(b)           Address of Principal Business Office or, if none, Residence:
c/o Arazoza & Fernandez-Fraga, PA
2100 Salzedo Street, Suite 300
Coral Gables, FL 33134
(c)           Citizenship: Florida
(d)           Title of Class of Securities: Common Stock $0.00001 par value per share
(e)           CUSIP Number: 02146M 20 1

Item 3.                                If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e) ☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g) ☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j) ☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 5,902,777*.
(b)	Percent of class: 9.9%.
(c)	Number of share as to which the person has:
(i)	Sole power to vote or to direct the vote: 5,902,777*.
(ii)	Shared power to vote or to direct the vote: 0.
(iii)	Sole power to dispose or to direct the disposition of: 5,902,777*.
(iv)	Shared power to dispose or to direct the disposition of: 0.
*Includes 2,569,444 shares of common stock of Alternate Systems Inc. that are subject to currently exercisable rights to purchase and that are therefore deemed “beneficially owned” by Flow Capital, LLC under Rule 13d-3.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8. Identification and Classification of Member of the Group
Not applicable.

Item 9. Notice of Dissolution of Group
Not applicable.

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 22, 2011
Date

/s/ Fernando Cisneros
Signature

Fernando Cisneros
Manager, Flow Capital, LLC
Name/Title